                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934


                               BUDGET GROUP, INC.
                  -------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, par value $0.01
                  --------------------------------------------
                         (Title of Class of Securities)

                                   1190032101
                  --------------------------------------------
                      (CUSIP Number of Class of Securities)

                           Questor Partners Fund, L.P.
                  --------------------------------------------
                       Questor Side-By-Side Partners, L.P.
                  --------------------------------------------
                              103 Springer Building
                              3411 Silverside Road
                              Wilmington, DE 19810
                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                                Robert E. Shields
                           Questor Management Company
                           4000 Town Center, Suite 530
                              Southfield, MI 48705
                                 (248) 213-2200

                                Serge Benchetrit
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000

                                  July 13, 1999
                  ---------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following:
|_|


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                                  SCHEDULE 13D

---------------------------                  --------------------------------
CUSIP No.   1190032101                              Page 2 of 6 Pages
---------------------------                  --------------------------------


----------- -----------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Questor Partners Fund, L.P.
----------- -----------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)[X]
                                                                       (b)[ ]

----------- -----------------------------------------------------------------
    3       SEC USE ONLY

----------- -----------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
----------- -----------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)      [  ]

----------- -----------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
----------- -----------------------------------------------------------------
                         7      SOLE VOTING POWER

                                1,969,963
                      --------- ---------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              0
    PERSON WITH
                      --------- ---------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                1,969,963
                      --------- ---------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- -----------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,969,963
----------- -----------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*

----------- -----------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.6%
----------- -----------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- -----------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------                              --------------------------
CUSIP No.   1190032101                                 Page 3 of 6 Pages
----------------------                              --------------------------

----------- ------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Questor Side-By-Side Partners, L.P.
----------- ------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)
                                                                       (b)

----------- ------------------------------------------------------------------
    3       SEC USE ONLY

----------- ------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
----------- ------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)     [  ]

----------- ------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
----------- ------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                141,327
                      --------- ----------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              0
    PERSON WITH
                      --------- ----------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                141,327
                      --------- ----------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- ------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            141,327
----------- ------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*

----------- ------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.4%
----------- ------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- ------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 1 to Schedule 13D relates to the Class A Common Stock, par value $0.01 per share (the "Budget Common Stock"), of Budget Group, Inc., a Delaware corporation ("Budget"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D of the Reporting Persons filed on June 29, 1998 (the "Initial Statement"). The principal executive offices of Budget are located at 125 Basin Street, Suite 210, Daytona Beach, Florida, 32114. This Amendment No. 1 is being filed by the Reporting Persons to report recent transactions in the Budget Common Stock as a result of which the Reporting Persons may be deemed to have acquired more than one percent of the outstanding shares of the Budget Common Stock. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Initial Statement.

         1.  Item 2 is hereby amended by deleting the second full paragraph of
Item 2(a) and replacing it with the following paragraph:

                  The sole shareholders of QP are Jay Alix, Melvyn N. Klein, Dan
W. Lufkin and Edward L. Scarff. The sole directors of QP and QMC, and the sole shareholders of QMC, are Jay Alix and Dan W. Lufkin. Mr. Alix, who also serves as President and Chief Executive Officer of QP and QMC, is the founder, and for the past five years has been a principal, of Jay Alix & Associates, a nationally-recognized turnaround and crisis management firm based in Southfield, Michigan. Mr. Klein is a merchant banker and attorney who currently acts, and for the past five years has acted, as the managing general partner of GKH Investments, L.P., a $550 million equity investment partnership. Mr. Lufkin, who serves as a principal in QMC, was a co-founder of Donaldson, Lufkin & Jenrette and is currently, and for the past five years has been, a private investor. Mr. Scarff is a former president of Transamerica Corporation and is currently, and for the past five years has been, a private investor. The executive officers of the Questor Entities are Mr. Alix and Robert E. Shields. Before joining the Questor Entities in late 1994, Mr. Shields was a partner in the Philadelphia-based law firm of Drinker Biddle & Reath LLP, where at various times during his last five years at the firm he served as chief financial officer, a managing partner and head of the firm's business and finance group. As described in Item 4 below, each of Mr. Alix and Mr. Shields is one of the persons that could be elected to the Board of Directors of Budget at Questor Partners' and Questor SBS' request.

         2. Item 3 is hereby amended by adding at the end thereof the following paragraph:

            On July 13, 1999, Questor Partners acquired 352,133 shares of Budget Common Stock and Questor SBS acquired 25,265 shares of Budget Common Stock as contingent additional consideration in connection with the Merger pursuant to terms set forth in Section 3.4 of the Merger Agreement.

         3. Item 4 is hereby amended by adding after the first paragraph thereof the following paragraph:

            On July 13, 1999, Questor Partners received 352,133 shares of Budget Common Stock and Questor SBS received 25,265 shares of Budget Common Stock from Budget as contingent additional consideration as calculated on the 12-month anniversary of the Closing Date.

         4. Item 5 is hereby amended by deleting paragraph (a) and replacing it with the following paragraph:

         (a) As of July 13, 1999, (i) Questor Partners beneficially owns and has sole voting and dispositive power of 1,969,963 shares of Budget Common Stock, representing 5.6% of the issued and outstanding shares of Budget Common Stock, and (ii) Questor SBS beneficially owns and has sole voting and dispositive power of 141,327 shares of Budget Common Stock, representing 0.4% of the issued and outstanding shares of Budget Common Stock. The foregoing percentage calculations are based on 35,193,763 shares of Budget Common Stock being outstanding equal to the sum of (i) 33,965,021 shares of Budget Common Stock being outstanding as of May 11, 1999 as reported in Budget's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 and (ii) 1,228,742 shares of Budget Common Stock issued as reported by the Issuer in its registration statement filed on Form S-3 on July 9, 1999. Except for Questor Partners and Questor SBS, to the best of the Reporting Persons' knowledge, none of the other persons named in Item 2 above own any interests in the shares of Budget Common Stock.

5. Item 5 is hereby amended by deleting paragraph (c) and replacing it with the following:

            (c) The Reporting Persons have entered into the following transactions with respect to the shares of Budget Common Stock during the past 60 days:


                        Date of       Nature of       Number of    Price Per
For the Account of:     Transaction   Transaction     Shares       Share
------------------      -----------   -----------     --------     ---------
Questor Partners        6/25/99       Sale            16,795       $13.3924
Questor SBS             6/25/99       Sale            1,205        $13.3924
Questor Partners        6/28/99       Sale            6,064        $13.375
Questor SBS             6/28/99       Sale            436          $13.375
Questor Partners        6/29/99       Sale            16,608       $13.1285
Questor SBS             6/29/99       Sale            1,192        $13.1285
Questor Partners        6/30/99       Sale            3,452        $13.125
Questor SBS             6/30/99       Sale            248          $13.125
Questor Partners        7/13/99       Acquisition     352,133      See Item 3
Questor SBS             7/13/99       Acquisition     25,265       See Item 3

                                   SIGNATURES


          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated:  July 13, 1999                 QUESTOR PARTNERS FUND, L.P.

                                      By:     Questor General Partner, L.P.,
                                              its General Partner

                                      By:     Questor Principals, Inc.,
                                              its General Partner


                                      By:      /s/ Robert E. Shields
                                               ---------------------------------
                                               Robert E. Shields
                                               Managing Director



Dated:  July 13, 1999                 QUESTOR SIDE-BY-SIDE PARTNERS, L.P.

                                      By:     Questor Principals, Inc.
                                              its General Partner


                                      By:      /s/ Robert E. Shields
                                               ---------------------------------
                                               Robert E. Shields
                                               Managing Director